KUTAK ROCK LLP THE OMAHA BUILDING 1650 FARNAM STREET OMAHA, NEBRASKA 68102-2186 402-346-6000 Facsimile 402-346-1148 www.kutakrock.com	ATLANTA CHICAGO DENVER FAYETTEVILLE IRVINE KANSAS CITY LITTLE ROCK LOS ANGELES MINNEAPOLIS OKLAHOMA CITY PHILADELPHIA RICHMOND SCOTTSDALE WASHINGTON WICHITA
July 10, 2017

DALE DIXON

Dale.dixon@kutakrock.com

(402) 346-6000

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549-0306

Attention: Ms. Katherine Hsu

Re:	Cabela’s Credit Card Master Note Trust

Form 10-K for Fiscal Year Ended December 31, 2016

Filed March 29, 2017

File Nos. 333-192577-02

Ladies and Gentlemen:

On behalf of WFB Funding, LLC (the “Registrant”) and World’s Foremost Bank (“WFB”), we are responding to the Staff’s letter to Mr. Sean B. Baker, dated June 27, 2017, regarding the Registrant’s Form 10-K for the Fiscal Year Ended December 31, 2016 (the “Form 10-K”), as filed on March 29, 2017. Capitalized terms used herein have the same meanings as in the Form 10-K unless otherwise noted.

Exhibits 33.1 and 33.2

1.	We note that World’s Foremost Bank (“WFB”), the servicer, specified that Item 1122(d)(1)(v) of Regulation AB was an inapplicable servicing criterion in its report on assessment of compliance. We also note that U.S. Bank National Association, the other party participating in the servicing function, specified that no activities were performed by U.S. Bank that required the servicing criterion to be complied with. Please advise why no servicing party took responsibility for the aggregation of information. Refer to Section VIII.B.2 and Footnote 1353 of the Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014).

Response:

WFB confirms that it is responsible for the aggregation and mathematical accuracy of the information used by WFB in performing its servicing activities under the transaction documents. WFB specified that Item 1122(d)(1)(v) of Regulation AB was an inapplicable servicing criterion in its report on assessment of compliance as of and for the

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Securities and Exchange Commission

July 10, 2017

year ended December 31, 2016, because WFB believes its activities as servicer during such period did not include those contemplated by Item 1122(d)(1)(v), as illustrated in the example given in Footnote 1353 of SEC Release No. 33-9638.

As indicated in the example, since WFB is responsible for administering the assets of the pool, WFB should assess its activities for administering the assets under Item 1122(d)(4). In its report on assessment of compliance, WFB assessed its compliance with the applicable servicing criteria under Item 1122(d)(4). The assessment performed by WFB of the criteria under Item 1122(d)(4) included the aggregation and mathematical accuracy of information used by WFB in performing its own servicing activities under the transaction documents.

If WFB passes along the aggregated information about the assets in the pool to another party to the transaction, such as U.S. Bank in its capacities as Trustee and Indenture Trustee, and such information is required by the other party to perform its obligations under the transaction documents, such as calculating the waterfall or preparing and filing the Exchange Act reports with that information, then WFB would be required under Item 1122(d)(1)(v) to separately assess whether its aggregation of the information is mathematically accurate and the information conveyed to such other party accurately reflects the information. In servicing the assets in the Cabela’s Credit Card Master Note Trust and the Cabela’s Master Credit Card Trust, WFB calculates the waterfall and, along with the Registrant, prepares and files the Exchange Act reports. WFB conveys the waterfall payment information to U.S. Bank, and U.S. Bank makes the appropriate payments based on the amounts calculated by WFB. As of and for the year ended December 31, 2016, there were no circumstances in which WFB conveyed aggregated or unaggregated information to U.S. Bank (or any other party) to enable it to complete its duties under the transaction documents. Since this fact pattern is different than the one contemplated by Item 1122(d)(1)(v), as illustrated in the example in Footnote 1353, WFB believes that Item 1122(d)(1)(v) was inapplicable as of and for the year ended December 31, 2016.

In connection with responding to your comments, we have been authorized by the Registrant to confirm that the Registrant hereby acknowledges that the Registrant and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

KUTAK  ROCK  LLP

Securities and Exchange Commission

July 10, 2017

Please feel free to contact me at (402) 231-8732 or dale.dixon@kutakrock.com if you need anything further in connection with this matter.

Sincerely,

/s/ H. Dale Dixon III

H. Dale Dixon III